Filed Pursuant to Rule 433

Dated November 18, 2013

Registration No. 333-187546

Fifth Third Bancorp

Pricing Term Sheet

Term Sheet

Issuer:	Fifth Third Bancorp

Security:	4.30% Subordinated Notes due 2024

Currency:	USD

Size:	$750,000,000

Security Type:	SEC Registered Subordinated Notes

Maturity:	January 16, 2024

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Benchmark Treasury:	2.75% US Treasury due November 15, 2023

Spread to Benchmark Treasury:	+165 basis points

Benchmark Treasury Yield:	2.682%

Price to Public:	99.73% of face amount

Expected Ratings*:	Baa2 / BBB / A- / BBBH

Yield to maturity:	4.332%

Proceeds (After Underwriting Discount and Before Expenses) to Issuer:	$744,600,000 (99.28%)

Interest Payment Dates:	January 16 and July 16 of each year, commencing July 16, 2014

Optional Redemption:

The notes are not subject to repayment at the option of holders prior to the maturity date. The Issuer may redeem the Subordinated Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Subordinated Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the notes, in whole, but not in part, if a regulatory event occurs, as described in the preliminary prospectus supplement for the offering.

Ranking:	The notes will be unsecured and subordinated in right of payment to the payment of the Issuer’s existing and future senior debt, as defined in the preliminary prospectus supplement for the offering.

Trade Date:	November 18, 2013

Settlement Date:	November 20, 2013 (T+2)

Denominations	$2,000 x $1,000

CUSIP:	316773CP3

Concurrent Offerings:	Concurrent with this offering, Fifth Third Bank, the Issuer’s bank subsidiary, is offering $1.0 billion of its 1.15% senior notes due 2016 and $750.0 million of its floating rate senior notes due 2016

Joint Book-running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Fifth Third Securities, Inc. toll free at 1-800-950-4623, Goldman, Sachs & Co. toll free at 1-866-471-2526, or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

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